Public Service Company of New Hampshire						Exhibit 12
Ratio of Earnings to Fixed Charges
(unaudited)

(Thousands of Dollars)	Six Months
	Ended	For the Years Ended December 31,
	June 30, 2010	2009	2008	2007	2006	2005
Earnings, as defined:
Net income	$37,426	$65,570	$58,067	$54,434	$35,323	$41,739
Income tax expense	23,719	31,990	21,996	22,794	39,183	12,234
Equity in (earnings)/losses of regional nuclear
generating companies	(12)	(50)	(62)	(343)	74	(230)
Dividends received from regional equity
equity investees	-	220	-	521	367	172
Fixed charges, as below	27,812	51,227	54,597	50,637	50,092	49,751
Less: Interest capitalized (including AFUDC)	(2,631)	(3,138)	(2,967)	(2,985)	(2,768)	(1,896)
Total earnings, as defined	$86,314	$145,819	$131,631	$125,058	$122,271	$101,770

Fixed charges, as defined:
Interest on long-term debt (a)	$18,780	$33,045	$32,655	$26,029	$24,100	$20,481
Interest on rate reduction bonds	5,237	13,128	15,969	18,013	20,828	24,074
Other interest (b)	364	316	1,539	2,243	829	1,733
Rental interest factor	800	1,600	1,467	1,367	1,567	1,567
Interest capitalized (including AFUDC)	2,631	3,138	2,967	2,985	2,768	1,896
Total fixed charges, as defined	$27,812	$51,227	$54,597	$50,637	$50,092	$49,751

Ratio of Earnings to Fixed Charges	3.10	2.85	2.41	2.47	2.44	2.05

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the six months ended June 30, 2010 and for the year ended December 31, 2009, other interest includes interest related to accounting for uncertain tax positions.